UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

KIT digital, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

482470200
(CUSIP Number)

Seth W. Hamot
Costa Brava Partnership III L.P.
222 Berkeley Street
Boston, MA 02116
(617) 595-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jeffrey R. Katz, Esq.
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7000

April 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Costa Brava Partnership III L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,245,000
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	2,245,000
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,245,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.7%*
14.	TYPE OF REPORTING PERSON PN
*  Based on 47,400,099 shares outstanding as of March 28, 2012, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012.

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Roark, Rearden & Hamot, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,245,000*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	2,245,000*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,245,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.7%**
14.	TYPE OF REPORTING PERSON OO
* Represents shares directly held by Costa Brava Partnership III L.P.
** Based on 47,400,099 shares outstanding as of March 28, 2012, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012.

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,371,000*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	2,371,000*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,371,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.0%**
14.	TYPE OF REPORTING PERSON IN, HC
* Includes (i) 2,245,000 shares held by Costa Brava Partnership III L.P.; (ii) 74,000 shares held directly by Mr. Hamot in his IRA account; and (iii) 52,000 shares held in two trusts for the benefit of Mr. Hamot’s children.
**  Based on 47,400,099 shares outstanding as of March 28, 2012, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012.

CUSIP No. 482470200

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to the shares of common stock (the “Common Stock”) of KIT digital, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 26 West 17th Street, 2nd Floor, New York, New York, 10011.

Item 2.	Identity and Background

This statement is filed on behalf of (1) Costa Brava Partnership III L.P., a Delaware limited partnership (“Costa Brava”); (2) Roark, Rearden and Hamot, LLC, a Delaware limited liability company (“RRH”); and (3) Seth W. Hamot, a United States citizen.  Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

Seth W. Hamot is the president of RRH, which is the general partner of Costa Brava.  The principal business of Costa Brava is to make investments in, buy, sell, hold, pledge and assign securities.  The principal business of RRH is to act as general partner of Costa Brava.  The principal business address of each Reporting Person is 222 Berkeley Street, 17th Floor, Boston, MA 02116.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Common Stock beneficially owned by Costa Brava and RRH was acquired with working capital of Costa Brava set aside for the general purpose of investing.  The Common Stock beneficially owned by Seth W. Hamot that is held in his in his IRA account and in two trusts for the benefit of his children were acquired with personal funds.

Item 4.	Purpose of Transaction

Costa Brava acquired the Common Stock that it beneficially owns in the ordinary course of its business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Seth Hamot has expressed concerns to management and Directors of the Issuer regarding leadership and corporate governance of its business, and in a conversation with a current Director on April 22, 2012 recommended certain individuals to be nominated for election to the Issuer’s Board of Directors.  Mr. Hamot expects to continue sharing his views with management and Directors of the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

CUSIP No. 482470200

Item 5.	Interest in Securities of Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.
(b)	The Reporting Persons have the sole power to vote and sole power to dispose of the shares of Common Stock to which this Statement relates.
(c)	Costa Brava has purchased Common Stock in open market transactions in the last 60 days as follows:

Date	Number of Shares	Price per Share
March 1, 2012	25,000	$9.91
March 2, 2012	40,000	$9.84
March 7, 2012	15,000	$9.14
March 18, 2012	35,000	$9.23
March 12, 2012	2,700	$9.03
March 13, 2012	1,500	$8.93
March 16, 2012	50,000	$9.00
March 16, 2012	50,000	$8.77
March 20, 2012	50,000	$8.51
March 20, 2012	50,000	$8.49
March 21, 2012	50,000	$8.43
March 21, 2012	50,000	$8.54
March 22, 2012	25,000	$8.45
March 22, 2012	50,000	$8.20
March 23, 2012	100,000	$6.23
March 26, 2012	100,000	$6.70
March 26, 2012	100,000	$6.72
March 27, 2012	70,800	$6.85
March 27, 2012	100,000	$6.93
April 9, 2012	25,000	$6.89
April 9, 2012	25,000	$6.95
April 16, 2012	50,000	$7.17
April 17, 2012	75,000	$7.41
April 17, 2012	50,000	$7.69
April 18, 2012	20,000	$7.60

(d)	Not applicable.

CUSIP No. 482470200

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.	Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement (annexed)

CUSIP No. 482470200

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  April 27, 2012

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot

CUSIP No. 482470200

          EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  April 27, 2012

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot